82-4506

04030136

CHB CHOHUNG BANK

May 12, 2004

Notice of Extraordinary Meeting of Shareholders

I, being a duly authorized officer of Chohung Bank, hereby give a notice of an Extraordinary Meeting of Shareholders to be held at Chohung Bank Head Office, 3rd Floor, on May 24, 2004 at 10:00 a.m. (local time). The details are as follows:

1. Closing date of shareholders' list: April 21, 2004
2. Meeting Agenda: Approval of share swap to make Chohung Bank a wholly-owned subsidiary of the Shinhan Financial Group
3. Detailed Information

   1) Shareholders for share swap
      - Share swap approval: May 24, 2004
      - Share swap ratio: 1 Chohung Bank share: 0.1354 Shinhan Financial Group share
      - Share swap finalization: June 22, 2004
   2) Dissenting shareholders
      - Shareholders wishing to make stock purchase claims must give notice of such claims before the Extraordinary Meeting of Shareholders.
      - Period for stock purchase claims by dissenting shareholder: May 25~June 3, 2004
      - Put-back price for dissenting shareholders: W3,067 per share
      - Payment date: June 18, 2004

Sung-Yoon Kim
General Manager
Planning Division

dlw 5/17

14,1-ga, Namdaemoon-ro, Jung-gu, Seoul 100-757, Korea · Phone: 822-2010-2463